UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


For the transition period from _____________________ to _____________________


Commission file number             000-00822
                               ----------------------------------------------


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          The Oilgear Savings Plus Plan
          2300 South 51st Street
          Milwaukee, WI  53219

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

          The Oilgear Company
          2300 South 51st Street
          Milwaukee, WI  53219

                          The Oilgear Savings Plus Plan

                   Index to Financial Statements and Exhibits


1.   Financial Statements

     a.   Independent Auditors' Report

     b.   Statements of Assets Available for Plan Benefits

     c.   Statements of Changes in Assets Available for Plan Benefits

     d.   Notes to Financial Statements

2. Schedule 1: Schedule of Assets Held for Investment Purposes at End of Year--December 31, 2002

3.   Exhibit 23--Consent of KPMG LLP

4.   Exhibit 99.1--Certification Pursuant to 18 U.S.C. Section 1350

5.   Exhibit 99.2--Certification Pursuant to 18 U.S.C. Section 1350

                          THE OILGEAR SAVINGS PLUS PLAN

                        Financial Statements and Schedule

                           December 31, 2002 and 2001

                   (With Independent Auditors' Report Thereon)

                         THE OILGEAR SAVINGS PLUS PLAN



                                TABLE OF CONTENTS





Independent Auditors' Report

Statements of Assets Available for Plan Benefits

Statements of Changes in Assets Available for Plan Benefits

Notes to Financial Statements

SCHEDULE

1 Schedule of Assets Held for Investment Purposes at End of Year - December 31, 2002


Note: Supplemental schedules required by the Employee Retirement Income Security
      Act of 1974, as amended, not included herein are not applicable.

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
The Oilgear Company:


We have audited the accompanying statements of assets available for plan benefits of The Oilgear Savings Plus Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of The Oilgear Savings Plus Plan as of December 31, 2002 and 2001, and the changes in assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP

May 30, 2003

                          THE OILGEAR SAVINGS PLUS PLAN
                Statements of Assets Available for Plan Benefits
                           December 31, 2002 and 2001

                                                                 2002           2001
                                                             -----------    -----------
Investments, at fair value (note 3):
         Shares of registered investment companies           $ 7,696,617      9,957,663
         The Oilgear Company common stock                      1,210,661      3,446,738
         Bank common trust fund                                1,533,590      1,232,856
         Money market fund                                       119,362        179,561
         Loans to participants                                   220,525        252,838
                                                             -----------    -----------
                       Total investments                      10,780,755     15,069,656
Receivables:
         Employee contributions                                   32,425         33,434
         Employer contributions                                    8,337          8,535
         Accrued investment income                                 9,510          9,175
                                                             -----------    -----------
                       Assets available for plan benefits    $10,831,027     15,120,800
                                                             ===========    ===========

See accompanying notes to financial statements.

                          THE OILGEAR SAVINGS PLUS PLAN

           Statements of Changes in Assets Available for Plan Benefits

                     Years ended December 31, 2002 and 2001

                                                                                     2002             2001
                                                                                ------------     ------------
Investment income (loss):
          Interest income                                                       $     84,583           86,151
          Dividend income from The Oilgear Company common stock                           --           56,075
          Other dividend income                                                       87,533           89,100
          Net realized and unrealized loss on investments (note 3)                (4,110,482)      (2,039,268)
          Other investment expense, net                                               (1,200)          (1,200)
                                                                                ------------     ------------
                       Net investment loss                                        (3,939,566)      (1,809,142)
                                                                                ------------     ------------
Contributions:
          Employee                                                                   866,403        1,031,800
          Employee rollovers                                                              --           51,618
          Employer (note 4)                                                          217,749          250,020
                                                                                ------------     ------------
                       Total contributions                                         1,084,152        1,333,438
Distributions and benefits paid, including distributions of 33,325 and
          17,259 shares of common stock in 2002 and 2001, respectively            (1,434,359)      (1,502,775)
                                                                                ------------     ------------
                       Decrease in assets                                         (4,289,773)      (1,978,479)
Assets available for plan benefits:
          Beginning of year                                                       15,120,800       17,099,279
                                                                                ------------     ------------
          End of year                                                           $ 10,831,027       15,120,800
                                                                                ============     ============

See accompanying notes to financial statements.

                          THE OILGEAR SAVINGS PLUS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


(1)  DESCRIPTION OF PLAN

     The following description of The Oilgear Savings Plus Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     (a)  GENERAL

          The Plan is a defined contribution plan sponsored by The Oilgear Company (the Company). Substantially all domestic employees of the Company, other than those covered under a collective bargaining agreement, are eligible to participate in the Plan as of January 1 immediately following their date of hire. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

     (b)  CONTRIBUTIONS

          Under the Plan, participants are eligible to contribute up to 15% of their total cash compensation on a pre-tax basis. The Company matches 50% of the first 2% of each participant's compensation contributed and 25% of the next 3% of the participant's compensation contributed in cash or in common stock of the Company.

          The Plan purchases The Oilgear Company common stock from the Company at a price equal to 80% of the average low bid price during the month of purchase. The 20% discount on the stock price is regarded as an additional contribution to the Plan by the Company. At the discretion of the Plan administrator, the Plan may purchase The Oilgear Company common stock from the Company as previously described or from shares available on the open market. If the Plan purchases common stock of the Company on the open market, the Company will contribute 20% of the purchase price.

     (c)  VESTING

          Plan participants are fully vested in their contributions and become fully vested in Company contributions upon completion of five years of vesting service with the Company, death, or disability.

     (d)  PARTICIPANT ACCOUNTS AND INVESTMENT FUND OPTIONS

          The Plan's assets are segregated according to various investment fund options including fixed income investments, equity investments, and a balanced investment fund option. A Loan Fund exists to record and maintain loans to Plan participants. Participants are permitted to allocate on a quarterly basis, within defined limits, their respective account balance among the investment funds indicated below. If participants do not make an allocation election, their contributions are allocated to the Stable Principal Fund.

          The fair values of the investment funds are calculated at least quarterly and the difference between such fair values and the aggregate of the participants' account balances in each fund on such date is allocated to each participant's account based on the ratio of the individual participant's account balance on a quarterly basis to the aggregate of all participants' account balances in each respective investment fund.


                                       4                             (Continued)

                          THE OILGEAR SAVINGS PLUS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


          A description of the investment fund options is as follows:

          STOCK PLAN

          The principal purpose of the Stock Plan is to provide a program whereby eligible employees of the Company may invest in the common stock of the Company. This fund is invested primarily in voting common stock (Stock) of the Company. Each month contributions and all amounts received by the fund as dividends during the previous month are used to purchase shares of Stock. The Plan provides that the total number of shares so purchased shall not exceed, on a calendar year basis, 60,000 shares per year and shall be allocated to the participants' accounts in proportion to their contributions and dividends earned on Stock previously allocated to their accounts. The Plan also contains certain provisions that restrict the ability of participants to transfer funds out of the Stock Plan.

          FIDELITY FUND

          This fund invests primarily in the Fidelity Advisor Equity Growth Fund, an equity mutual fund that primarily invests in small, medium, and large companies that have above average growth characteristics, such as strength in sales or earnings. Balances in this fund may also be retained in cash or, at the discretion of the Trustee, invested in short-term money market instruments.

          AIM FUND

          This fund invests primarily in the AIM Constellation Fund, an equity mutual fund that primarily invests in common stocks, emphasizing small to medium size emerging growth companies. Balances in this fund may also be retained in cash or, at the discretion of the Trustee, invested in short-term money market instruments.

          VANGUARD FUND

          This fund invests primarily in the Vanguard Wellington Fund, an equity mutual fund that primarily invests in common stocks, preferred stocks, and debt securities. This fund seeks conservation of capital and reasonable income. Balances in this fund may also be retained in cash or, at the discretion of the Trustee, invested in short-term money market instruments.

          EQUITY FUND

          This fund invests primarily in the Marshall Stock Fund, an equity mutual fund that primarily invests in a well-diversified portfolio of common stocks generally described as high-quality corporations with established operating records. Balances in the Equity Fund may also be retained in cash or, at the discretion of the Trustee, invested in short-term money market instruments.

          STABLE PRINCIPAL FUND

          This fund invests primarily in the M&I Stable Principal Fund, a bank common trust fund that primarily invests in traditional and synthetic investment contracts. The objective of this fund is to maintain safety of principal while generating a level of current income.


                                       5                             (Continued)

                          THE OILGEAR SAVINGS PLUS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


          FIXED INCOME FUND

          This fund invests primarily in the Marshall Intermediate Bond Fund, a fixed income mutual fund that primarily invests in higher quality bonds and notes. Balances in the Fixed Income Fund may also be retained in cash or, at the discretion of the Trustee, invested in short-term money market instruments.

          INTERNATIONAL STOCK FUND

          This fund invests primarily in the Marshall International Stock Fund, an equity mutual fund that invests primarily in stocks and debt securities of companies and governments outside the United States. Balances in this fund may also be invested in cash, or at the discretion of the Trustee, invested in short-term money market investments.

          SPECIAL EQUITY FUND

          This fund invests primarily in the Manager's Special Equity Fund, an equity mutual fund that primarily invests in common stock of companies with small to medium market capitalization and potential for superior earnings growth. Balances in this fund may also be invested in cash, or at the discretion of the Trustee, invested in short-term money market investments.

          LOAN FUND

          This fund consists of loans to Plan participants. Loans are available to Plan participants up to the lesser of $50,000 or 50% of the participant's vested account balance, subject to a $1,000 minimum. Loans must be repaid over a maximum of five years unless used to purchase a principal residence. The loans are secured by the balance in the participant's account and bear interest at a rate comparable to local prevailing rates charged by commercial lenders under similar circumstances.

     (e) PAYMENT OF BENEFITS

          Participants may make partial withdrawals provided that not more than one withdrawal may be made in any calendar year and the aggregate of all such withdrawals by a participant does not exceed defined amounts of the participant's contributions made prior to January 1, 1992. On retirement or termination of employment, the participant's vested account balance is payable to him or her, or in the event of death, to the participant's beneficiary. Participants in the Stock Plan may receive their distributions in the form of The Oilgear Company common stock.

     (f) FORFEITURES

          Upon termination of employment, the nonvested portion of Company contributions and earnings thereon are forfeited and used to offset future Company contributions in accordance with the Plan agreement. Forfeitures used to reduce the amount of Company contributions amounted to $9,225 and $15,095 in 2002 and 2001, respectively.

     (g) PLAN TERMINATION

          Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In such event, participants will become fully vested in their account.


                                       6                             (Continued)

                          THE OILGEAR SAVINGS PLUS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  BASIS OF PRESENTATION

          The accompanying financial statements have been prepared on the accrual basis and present the assets available for plan benefits and changes in those assets in accordance with accounting principles generally accepted in the United States of America.

     (b)  TRUST FUND MANAGED BY MARSHALL & ILSLEY TRUST COMPANY (TRUSTEE)

          Under the terms of a trust agreement between the Marshall & Ilsley Trust Company (Trustee) and the Plan, the Trustee manages a trust fund on behalf of the Plan. The Trustee has been granted discretionary authority concerning purchases and sales of investments within the various investment options.

     (c)  VALUATION OF INVESTMENTS AND INCOME RECOGNITION

          Investments are stated at fair value. The investment in shares of the bank common trust fund is valued at the amount at which shares in the fund can be withdrawn, which approximates fair value. Investments in shares of mutual funds and money market funds are valued at quoted market prices which represent the net asset values of shares held by the Plan. Investments in shares of The Oilgear Company common stock are valued at quoted market prices. Loans to participants are stated at face value which approximates fair value.

          Security transactions are recognized on the trade date. Dividend income is recorded on the ex-dividend date. The Plan reports realized and unrealized gains and losses for financial statement purposes based on fair values as determined at the end of the prior Plan year, or historical costs if the investment was acquired since the beginning of the Plan year, as required by the Department of Labor.

          Plan investments are exposed to various risks, such as interest rate, market, and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to change in the value of investments, it is at least possible that changes in risks in the near term could materially affect the amounts reported in the financial statements of the Plan.

     (d)  BENEFITS PAID

          Benefits paid to participants or beneficiaries are recorded upon distribution.

     (e)  ADMINISTRATIVE EXPENSES

          Substantially all expenses incurred in the management of the trust and the administration of the Plan are paid by the Company.

     (f)  USE OF ESTIMATES

          The Plan administrator has made a number of estimates and assumptions relating to the reporting of assets available for plan benefits and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of changes in assets available for plan benefits during


                                       7                             (Continued)

                          THE OILGEAR SAVINGS PLUS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


          the reporting period to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.


(3)  INVESTMENTS

          Investments as of December 31, 2002 and 2001 included the following securities which represent 5% or more of the Plan's net assets available for plan benefits:

                                                    2002          2001
                                                 ----------     ---------
     Fidelity Advisor Equity Growth Fund         $2,201,080     3,480,609
     M&I Stable Principal Fund                    1,533,590     1,232,856
     Vanguard Wellington Fund                     1,417,047     1,661,834
     AIM Constellation Fund                       1,367,255     1,864,784
     The Oilgear Company common stock             1,210,661     3,446,738
     Marshall Large Cap Growth & Income Funds       767,195     1,215,831
     Marshall Intermediate Bond Fund                756,634       682,711
     Manager's Special Equity Fund                  696,396       753,487

     During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the period) depreciated in value as follows:

                                                    2002            2001
                                                -----------   -----------
     The Oilgear Company common stock           $(2,042,172)   (1,585,263)
     Mutual funds                                (2,068,310)     (454,005)
                                                -----------   -----------
                                                $(4,110,482)   (2,039,268)
                                                ===========   ===========


(4)  CONTRIBUTIONS

     Employer contributions to the Plan are summarized as follows:

                                                    2002          2001
                                                -----------   -----------
     Cash contributions                         $   206,751       222,749
     Noncash 20% stock discount                      10,998        27,271
                                                -----------   -----------
            Total employer contributions        $   217,749       250,020
                                                ===========   ===========


(5)  RELATED-PARTY TRANSACTIONS

     During 2002, the Plan purchased 25,700 shares of common stock of the Company for $97,752 and distributed 33,325 shares for $265,518, representing no gain or loss on historical costs. During 2001, the Plan purchased 18,000 shares of common stock of the Company for $127,664 and distributed 17,259 shares for $190,048, representing no gain or loss on historical costs.


                                       8                             (Continued)

                          THE OILGEAR SAVINGS PLUS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


     As of December 31, 2002 and 2001, the Plan's investments included 402,213 and 409,838 shares of Company common stock, respectively, representing approximately 21% of the Company's outstanding common stock for each year.

     All transactions between the Plan, the Company, the Trustee, or the participants are considered party-in-interest transactions.


(6)  FEDERAL INCOME TAX STATUS

The Internal Revenue Service issued its latest determination letter in July 1995 which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and therefore are exempt from Federal income taxes. In the opinion of the Plan administrator, the Plan and its underlying trust have operated within the terms of the Plan agreement and remain qualified under the applicable provisions of the Internal Revenue Code.














                                       9                             (Continued)

(Continued)

                                                                      SCHEDULE 1

                          THE OILGEAR SAVINGS PLUS PLAN

         Schedule of Assets Held for Investment Purposes at End of Year

                                December 31, 2002

   (a)                          (b)                                         (c)                           (d)            (e)
                                                                DESCRIPTION OF INVESTMENT
                        IDENTITY OF ISSUE,                       INCLUDING MATURITY DATE,
                        BORROWER, LESSOR,                     RATE OF INTEREST, COLLATERAL,                            CURRENT
                         OR SIMILAR PARTY                         PAR, OR MATURITY VALUE                  COST          VALUE
----------    ---------------------------------------   -------------------------------------------  -------------  --------------
              Interest-Bearing Cash:
    *                Marshall & Ilsley Trust Company    Marshall Money Market Fund,
                                                                   119,352 shares                    $                  119,362

              Bank Common Trust Funds:
    *                Marshall & Ilsley Trust Company    M&I Stable Principal Fund,
                                                                   1,533,590 shares                                   1,533,590

              Registered Investment Companies:
                     Fidelity Investments               Fidelity Advisor Equity Growth Fund,
                                                                   65,179 shares                                      2,201,080

                     AIM Equity Funds, Inc.             AIM Constellation Fund,
                                                                   82,216 shares                                      1,367,255

                     Artisan Funds, Inc.                Artisan Funds, Inc. Mid Cap Fund
                                                                   7,063 shares                                         138,158

                     The Vanguard Group, Inc.           Vanguard Wellington Fund,
                                                                   57,697 shares                                      1,417,047

                     The Vanguard Group, Inc.           Vanguard Index TR 500 Portfolio
                                                                   441 shares                                            35,800

    *                Marshall & Ilsley Trust Company    Marshall Large Cap Growth & Income Fund
                                                                   77,416 shares                                        767,195

    *                Marshall & Ilsley Trust Company    Marshall Mid Cap Value Fund
                                                                   3,883 shares                                          40,849

    *                Marshall & Ilsley Trust Company    Marshall International Stock Fund
                                                                   30,358 shares                                        257,436

    *                Marshall & Ilsley Trust Company    Manager's Special Equity Fund
                                                                   12,643 shares                                        696,396

    *                Marshall & Ilsley Trust Company    M&I Diversified Stock Portfolio
                                                                   957 shares                                            18,767

(Continued)


    *                Marshall & Ilsley Trust Company    Marshall Intermediate Bond Fund,
                                                                  79,146 shares                                         756,634

              Employer-Related Investments:
    *                The Oilgear Company                Common stock,  402,213 shares                                 1,210,661

    *         Loans to participants                     Participant loans, interest rates
                                                                   range from 7% to 8%, maturities
                                                                   range from 2003 to 2006                              220,525
                                                                                                     -------------  --------------

              Total assets held for investment purposes                                              $       --      10,780,755
                                                                                                     =============  ==============
    *         Represents a party-in-interest to the Plan.

Note: Cost information is omitted for reporting transactions of an individual account plan that a participant or beneficiary directed with respect to assets allocated to his or her account.

                                   SIGNATURES


         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                  THE OILGEAR SAVINGS PLUS PLAN,
                                                  THE OILGEAR COMPANY,
                                                  PLAN ADMINISTRATOR


                                                  /s/ David A. Zuege
                                                  ------------------------------
                                                  David A. Zuege
                                                  President

Date: June 30, 2003